



SEC MAIL PROCESSING
RECEIVED
MAY 16 2007
WASH. D.C.
186
SECTION

SE(07006262 IISSION

BB 6/13

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rubicon Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Libertyship Way, Suite 3200
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Rubin 415-962-3537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rubicon Global Investments, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public


JENNIFER WHALEN
Commission # 1701888
Notary Public - California
Marin County
My Comm. Expires Oct 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBICON GLOBAL INVESTMENTS, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2006 and 2005
With
Report of Independent Auditors



Rowbotham
& COMPANY LLP

TABLE OF CONTENTS


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Rubicon Global Investments, LLC as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rubicon Global Investments, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Rubicon Global Investments, LLC changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123(R) on January 1, 2006.

Rowbotham & Company LLP

San Francisco, California
March 9, 2007

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

RUBICON GLOBAL INVESTMENTS, LLC

Oath of Corporate Officer
December 31, 2006

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.



Steven Rubin
Rubicon Global Investments, LLC

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Financial Condition
As of December 31, 2006 and 2005

Assets

	2006	2005
Cash	$115,994	$17,201
Accounts receivable	2,406	---
Total assets	$118,400	$17,201

Liabilities and Member's Equity

	2006	2005
Accounts payable	$ 14,967	$ ---
Total liabilities	14,967	---
Member's equity	103,433	17,201
Total liabilities and member's equity	$118,400	$17,201

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Operations

For the Year Ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 24,784	$ ---
General and administrative expenses	42,864	1,552
Loss from operation	(18,080)	(1,552)
Interest income	2,312	5,253
Net income (loss)	$(15,768)	$ 3,701

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Changes in Member's Equity
For the Year Ended December 31, 2006 and 2005

	Member's Equity
Contributions	$ 13,500
Net income	3,701
Balance at December 31, 2005	17,201
Contributions	102,000
Net loss	(15,768)
Balance at December 31, 2006	$103,433

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statements of Cash Flows
For the Year Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$(15,768)	$ 3,701
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Accounts receivable	(2,406)	---
Accounts payable	14,967	---
Net cash provided by (used in) operating activities	(3,207)	3,701
Cash flows from financing activities:		
Contributions	102,000	13,500
Net cash provided by financing activities	102,000	13,500
Net increase in cash	98,793	17,201
Cash:		
At the beginning of the year	17,201	---
At the end of the year	$115,994	$17,201

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Year Ended December 31, 2006 and 2005

1. Summary of Significant Accounting Policies

General - Rubicon Global Investments, LLC (the "Company") is a limited liability company established in November 2003. On October 12, 2005, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company charges customers a fee for providing electronic trading activities as an introducing broker-dealer. The Company will not hold customer funds or safekeep customer securities.

Basis of accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition - The Company's revenues are recognized when earned.

Expense Recognition – The Company's expenses are charged to expense as incurred.

Income Taxes - The Company is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

The Company had cash in excess of federally insured limits of $16,249 at December 31, 2006.

The Company had one customer that comprises 100% of total accounts receivable at December 31, 2006.

For the year ended December 31, 2006, one customer accounted for 100% of fees.

Comprehensive Loss - For all periods presented, there were no differences between net loss and comprehensive loss.

Stock-Based Compensation - Prior to January 1, 2006, the Company accounted for stock-based compensation awards to employees using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock issued to Employees." The application of APB Opinion No. 25 did not result in compensation expense because the exercise price of the stock-based awards was equal to the fair market value of the stock at the grant date.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) replaces SFAS No. 123 and superseded APB No. 25 and related interpretations. Under SFAS No. 123(R), the Company must measure the fair value of all stock-based awards to employees, including stock options, on the date of grant and amortize the fair value of these awards to compensation expense over the service period. The Company elected the prospective application method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards outstanding as of the effective date that are substantially modified. For stock-based awards granted on or after January 1, 2006, the Company will recognize stock-based compensation expense on the straight-line basis over the requisite service period, which is generally the vesting period. Prior to the adoption of SFAS No. 123(R), the Company applied the minimum value method to the value of the stock-based awards in accordance with SFAS No. 123. Under the prospective application method prescribed in SFAS No. 123(R), estimated compensation expense for stock-based awards that were valued using the minimum value method and were outstanding and unvested as of January 1, 2006 should not be recognized as compensation expense. The Company will continue to report these amounts under the disclosure-only provisions of SFAS No. 123.

The adoption of SFAS No. 123(R) did not have a material effect on our financial position and results from operations.

2. Related Party Transactions

During the year ended December 31, 2006 and 2005, the Company received $102,000 and $13,500 from its member.

In January 2006, the Company and Headwaters Holdings, LLC ("Headwaters") entered into an expense sharing agreement. Under the agreement the Company retained Headwaters to provide support services for a three-year period. The support services include renting of office space and utilities. Headwaters will be paid a set fee of $450 a month, $350 for office space and $100 for utilities. At December 31, 2006, amounts owed to Headwaters under this agreement totaled $5,400 and this amount included in accounts payable. For the year ended December 31, 2006, rent totaled $4,200 and utilities total $1,200 for a total of $5,400 of expenses.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, The Company had net capital of $101,027. Net capital is $96,027 in excess of its required net capital of $5,000. At December 31, 2006, the Company's ratio of aggregated indebtedness to net capital was 0.15 to 1.

Supplementary Information


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Supplementary Information

To the Member:

We have audited the accompanying financial statements of Rubicon Global Investments, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated March 9, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
March 9, 2007

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM
Member of the AICPA and PCAOB

RUBICON GLOBAL INVESTMENTS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net Capital

Total member's equity qualified for net capital	$103,433
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(2,406)
Net capital before haircuts on securities position	101,027
Haircuts on securities	---
Net capital	$101,027
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$998
Minimum dollar net capital required	$5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$5,000
Excess net capital	$96,027
Excess capital at 1000%	$99,530

Aggregate Indebtedness

Total liabilities from statement of financial condition	$14,967
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$14,967
Ratio: Aggregated indebtedness to net capital	0.15 to 1

RUBICON GLOBAL INVESTMENTS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Company has no reserve requirements as of December 31, 2006, under Rule 15c3-3.

RUBICON GLOBAL INVESTMENTS, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2006.

RUBICON GLOBAL INVESTMENTS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2006

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$111,043
Differences:	
Audit adjustment to correct provision for income taxes	(800)
Audit adjustment to accrue for unrecorded liabilities	(9,216)
Net capital as reported in the financial statements	$101,027


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Rubicon Global Investments, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2483 EAST BAYSHORE ROAD, SUITE 202, PALO ALTO, CA 94303 TEL (650) 842 - 8496 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING @ ROWBOTHAM.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
March 9, 2007

END